PERELLA WEINBERG PARTNERS

767 FIFTH AVENUE

NEW YORK, NY 10153

VIA EDGAR

July 22, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

Re: Perella Weinberg Partners

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-257924

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Perella Weinberg Partners (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on July 26, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Please contact Michael Schwartz, of Skadden, Arps, Slate, Meagher & Flom LLP, outside counsel to the Company, at (202) 735-3694, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Vladimir Shendelman
Name: Vladimir Shendelman
Title: General Counsel

cc:	Michael Schwartz, Skadden, Arps, Slate, Meagher & Flom LLP